SMA Relationship Trust
One North Wacker Drive Chicago, IL 60606

July 31, 2017

UBS Asset Management (Americas) Inc.
One North Wacker Drive
Chicago, IL 60606

Ladies and Gentlemen:

1.	Series E (the "Fund") is a series of SMA Relationship Trust, a Delaware statutory trust ("Trust").

2.
You hereby agree that you will reimburse the Trust for the operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions, extraordinary expenses) ("Reimbursable Operating Expenses") of the Fund to the extent, if any, that the Reimbursable Operating Expenses for the Fund, for the period July 31, 2017 through April 30, 2019, otherwise would exceed the "Expense Limitation" rate for the Fund shown in Schedule A. The aggregate amount of this waiver/reimbursement is hereinafter referred to as the "Expense Reimbursement."

3.
The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay the Expense Reimbursement to you. In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which you waived fees or reimbursed the Fund for its Reimbursable Operating Expenses under this Agreement without causing the Reimbursable Operating Expenses of the Fund during a year in which such repayment is made to exceed any applicable expense limit that may be in place for the Fund. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

4.
This Agreement shall terminate automatically upon the termination of the Investment Advisory Agreement between you and the Trust with respect to the Fund; provided, however, that the Fund's obligation to reimburse you, as described above, will survive the termination of this Agreement unless the Trust and you agree otherwise.

5.
You understand that you shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

6.	This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 5 shall be governed by,

construed and enforced in accordance with the laws of the State of Delaware and (b) insofar as the Investment Company Act of 1940, as amended, other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

SMA RELATIONSHIP TRUST

By: __________________
Name: Thomas Disbrow
Title: Treasurer

By: __________________
Name: Tammie Lee
Title: Assistant Secretary

The foregoing Agreement is hereby accepted as of July 31, 2017

UBS ASSET MANAGEMENT (AMERICAS) INC.
By: _______________________
Name: David Squires
Title: Managing Director

By: _______________________
Name: Mark F. Kemper
Title: Managing Director

Schedule A

Fund	Net Expenses
Series E	0.50%